Exhibit 1.22

EXTRAORDINARY SHAREHOLDERS’ MEETING

Explanatory report on the item on the agenda
of the extraordinary general meeting of shareholders

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This document has been prepared merely for informational purposes and is not intended to be, nor does it constitute, an offer or invitation to exchange or sell, or a solicitation of an offer to subscribe or purchase, or an invitation to exchange, purchase or subscribe any financial instrument or any part of the business or assets described herein, any other shareholding, or a solicitation of any vote or approval in any jurisdiction, in relation to this transaction or otherwise, nor will any sale, issuance or transfer of financial instruments take place in any jurisdiction in breach of any applicable law.  No offer of financial instruments will be made. This document is not a prospectus, an information document on a financial product or any other offer document for purposes of Regulation (EU) 2017/1129 of the European Parliament and Council of 14 June 2017.

This document does not constitute an offer to the public in Italy, within the meaning of Section 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, as subsequently amended and supplemented. The issuance, publication or distribution of this document in certain jurisdictions may be restricted by law and, therefore, persons in the jurisdictions in which this document is issued, published or distributed must inform themselves and comply with such restrictions.

This document does not constitute an offer of sale of securities in the United States under the U.S. Securities Act of 1933, as amended (the Securities Act) or in any other jurisdiction in which it is illegal to do so, or a solicitation of votes in the shareholders’ meeting mentioned in this document. The securities referred to in this document have not been and will not be registered in accordance with the Securities Act or the securities laws of any state of the United States, and any statement to the contrary constitute a breach of the law. The securities referred to herein have not been approved, disapproved or recommended by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the securities referred to herein. The securities referred to in this document may not be offered or sold in the United States or to, or on behalf of or for the benefit of U.S. Persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements under the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States.

* * *

Disclaimer for U.S. investors

The Transaction and the Initial Offer (each as defined below) concern the financial instruments of a foreign company. The Transaction and the Initial Offer are subject to the disclosure obligations of a foreign country which differ from those of the United States.

It may be difficult for you to exercise your rights and any legal claim on the basis of the federal laws of the United States on financial instruments, since the issuer has its registered office in a foreign country and some or all of its executives and directors may be residents in a foreign country. You may not succeed in summonsing to legal proceedings a foreign company or its executives or directors before a foreign court for breach of the laws of the United States on financial instruments. It may be difficult to force a foreign company and its affiliates to comply with a decision issued by a United States court.

You must be aware of the fact that the issuer may purchase financial instruments outside the Transaction, such as, for example, on the market or through private purchasers outside the market.

* * *

Forward-looking statements

This document contains certain forward-looking statements relating to Campari and the proposed transaction. All statements included in this document concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: volatility and deterioration of capital and financial markets, changes in general economic conditions, economic growth and other changes in business conditions, changes in government regulation, uncertainties as to whether the proposed transaction will be consummated, uncertainties as to the timing of the proposed transaction, uncertainties as to how many shareholders will participate in the proposed transaction, the risk that the announcement of the proposed transaction may make it more difficult for Campari Group to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of Campari Group will be adversely impacted during the pendency of the proposed transaction; the risk that the operations of Campari Group will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of Campari Group. Such factors include, but are not limited to: (i) changes in the laws, regulations or policies of the countries where Campari Group operates; (ii) the adoption, both at a global level and in the countries where Campari Group operates, of restrictive public policies that have an impact on the production, distribution, marketing, labelling, importation, price, sale or consumption of alcoholic products; (iii) long-term changes in consumers’ preferences and tastes, social or cultural trends resulting in a reduction in the consumption of products of the Campari Group as well as in purchasing patterns and the ability of Campari Group to anticipate these changes in the marketplace; and (iv) increased production costs and volatility of raw materials’ prices.

Therefore, Campari and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.

These forward-looking statements speak only as of the date of this document and Campari does not undertake an obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

EXPLANATORY REPORT OF THE BOARD OF DIRECTORS OF DAVIDE CAMPARI-MILANO S.p.A. RELATING TO THE PROPOSAL TO REVOKE THE RESOLUTION OF THE SHAREHOLDERS’ EXTRAORDINARY MEETING RELATING TO THE REDOMICILIATION OF THE REGISTERED OFFICE OF THE COMPANY TO THE NETHERLANDS AND SIMULTANEOUS TRANSFORMATION INTO A NAAMLOZE VENNOOTSCHAP (N.V.) GOVERNED BY DUTCH LAW

Dear Shareholders,

On 27 March 2020, the extraordinary shareholders’ meeting of Davide Campari-Milano S.p.A. (Campari or the Company) has adopted the resolution (the Resolution or the Transformation Resolution) to transfer the registered office of the Company to Amsterdam, The Netherlands, with simultaneous transformation of the Company into a Naamloze Vennootschap (N.V.) governed by Dutch law, with the company name ‘Davide Campari-Milano N.V.’ (the Transaction). Shareholders who did not vote in favour of the Transaction have the right to withdraw, whose value, in accordance with the applicable law, has been determined in €8.376 (Withdrawal Price).

After 18 February 2020 (i.e., when the Transaction was communicated to the market and the Board of Directors approved the proposal on the Resolution), as a result of the unforeseeable and sudden spread of the Covid-19 pandemic (s.c. coronavirus), and in particular during the month of March 2020, significant abnormalities on the general macroeconomic environment and financial market’s dislocation have been perceived, causing material negative effects on the Company’s stock price. Through the month of March 2020, the spread between the Withdrawal Price and the then current stock price was up to approximately €3 per share.

In light of the above, whilst confirming its strong commitment to pursue the completion of the Transaction, the Board of Directors has resolved to take action to neutralize the potential negative impacts deriving from the potential exercise of the withdrawal rights, existing a material discount between the market price and the Withdrawal Price. In particular, as permitted by the applicable law, the Board of Directors has deemed in the interest of the Company to give the shareholders the ex post right to cancel the Transaction once are known both: the overall expected «cash outflow» deriving from the actual withdrawals and, especially, the «cost» connected thereto (such «cost» to be calculated in terms of spread between the Withdrawal Price, on the one hand, and the current market price, on the other hand: for further details please see below).

If, in fact, the overall «cash outflow» relating to the withdrawals actually exercised were below the Cash Outflow Cap (as defined below)–which is equal to Euro 150,000,000.00-and, therefore, the related condition precedent embodied in the Transformation Resolution were satisfied, then the Board of Directors would automatically be under the obligation of executing the Resolution and of closing the Transaction, even though this Transaction could be materially costly for the Company-in light of the spread between Withdrawal Price and current market price-in an objectively unpredictable manner as of the Transaction’s approval by the Board of Directors of 18 February 2020. Therefore, in such scenario, only the sovereign shareholders’ meeting, and not the Board of Directors, might revoke the Transformation Resolution, and so impeding the completion of a transaction able to cause a potential loss to be borne by the Company’s assets.

Accordingly, the Board of Directors has, therefore, convened a new extraordinary shareholders’ meeting in order to submit to the shareholders the proposal to revoke the Transformation Resolution (the New EGM).

As better explained below, the proposal to revoke the Resolution is without prejudice to the strategic objectives of the Transaction (for such objectives please refer to the explanatory board report on the Transaction made available for the extraordinary shareholders’ meeting of 27 March 2020 (Transaction Report)), which the Board of Directors deems to constitute one of the pillars of the long-term growth strategy of the Group.

This explanatory report (the Report) is drafted by the Board of Directors of Campari (Campari or the Company), pursuant to article 125-ter of Legislative Decree no. 58 of 24 February 1998 (the TUF), and article 72 of the Consob Resolution No. 11971 of 14 May 1999 (the Issuers’ Regulation) in order to illustrate and submit to your approval the resolution proposal to revoke the Resolution (the Proposed Revocation Resolution).

The Proposed Revocation Resolution to be submitted to your approval is attached to this Report.

The Company may make available on its website (www.camparigroup.com) further information related to the Proposed Revocation Resolution, prepared in a ‘Questions and Answers’ (Q&A) format prior to New EGM.

Please note that the call of the New EGM could be revoked, in the event that, after the Initial Offer (as defined below)-which is currently ongoing-, the «cash outflow» to be potentially borne by the Company to liquidate the withdrawn shares is higher than €150 million (s.c. Cash Outflow Cap, as defined and described below).

In accordance with article 106, paragraph 4, of the Law Decree No. 18 of 17 March 2020, converted with amendments by Law no. 27 of 24 April 2020 providing measures related to the COVID-19 epidemiological emergency, the attendance at the Shareholders’ Meeting and the exercise of the voting rights may only take place through the appointed representative (Computershare S.p.A.) pursuant to article 135-undecies of the TUF; the appointed representative may also be granted with proxies and/or sub-proxies pursuant to article 135-novies of the Regulation, as an exception to article 135-undecies, paragraph 4, of the Regulation. Physical participation in the Shareholders’ Meeting of those entitled to vote is therefore prohibited.

For further information, please refer to the Notice of the extraordinary shareholders’ meeting available at http://www.camparigroup.com/it/investor/assemblea-azionisti.

1.	Rationale for, and illustration of, the resolution proposal

1.1.	The Transformation Resolution and the Cash Outflow Cap

1.
The shareholders’ extraordinary meeting held on 27 March 2020 approved the resolution proposal to transfer and redomicile the registered office to the Netherlands, providing that the completion of the Transaction is conditional upon the satisfaction of certain conditions precedent, including that “the amount of cash, if any, to be paid by Campari to shareholders exercising their withdrawal right in relation to the redomiciliation under article 2437-quater of the Italian civil code (the Withdrawal Amount) shall not exceed in the aggregate the amount of €150 million, provided, however, that, for clarity, the Withdrawal Amount will be calculated net of the amount of cash payable by Campari shareholders exercising their option and pre-emption rights pursuant to article 2437-quater of the Italian civil code, as well as by third parties”.

2.
The Withdrawal Amount (herein also referred to as the Cash Outflow Cap) has been determined by the Board of Directors of 18 February 2020 to contain within reasonable limits (even though revisable, in case of waiver of the condition precedent, should the Board of Directors deem this in the interest of the Company, taking into account the market conditions and other relevant circumstances): (i) the maximum cash outflow deriving from the liquidation of the withdrawn shares that the Company were to acquire after the liquidation procedure, and consequently (ii) the financial impacts connected thereto, including the effects on the financial position of the Group.

The Cash Outflow Cap has been determined taking into account (i) the performance of the Campari stoke in the months immediately before the meeting of the Board of Directors of 18 February 2020, (ii) the reasonably expected performance in the subsequent months-in particular in the withdrawal period (i.e., 15 days after the registration of the general meeting’s resolution)-, as well as (iii) the continuation of the buy-back programme for an increased amount up to €350 million in the next 12 months.

3.
On the basis of these aspects, of the market practice and of the analysis of similar transactions, it was envisaged that the Cash Outflow Cap (in the precise amount of Euro 150 million-equal to the liquidation of approximately 17.9 million shares at €8.376 each) was prudent and reasonable. It is worth noting, indeed, inter alia, as of the date of the Board of Directors’ proposal: (i) the stock price of the Company’s shares was higher than the Withdrawal Price, (ii) the forecast of the Campari Group’s performance was positive, and (iii) even if the market’s price have been lower than the Withdrawal Price (within limits reasonably foreseeable), the purchase of the shares of the withdrawing shareholders would have allowed the Company to build up a ‘share warehouse’ having a certain value to serve its ordinary business needs.

4.
It is worth noting that-consistently with the market practice, and in order to maintain decision-making flexibility in the interest of the Company-the Resolution establishes that condition precedent connected to the Cash Outflow Cap can be, in any case, waived by the Board of Directors.

5.
In light of the above, before the Coronavirus pandemic, the controlling shareholder, Lagfin S.C.A., Société en Commandite par Actions (Lagfin) undertook to acquire Withdrawn Shares (as defined below) up to €76.5 million (for further details please refer to paragraph 1.5 below).

1.2.	The COVID-19 outbreak and the Cost Cap

6.
As is well known, the end of the month of February and the month of March 2020 have been characterised by perturbing and unforeseeable factors, namely the COVID-19 outbreak, and its impacts on the public-health, on the economic activity and the commerce, with relevant negative effects on the financial markets and on the global growth.  The World Health Organization declared the existence of an international emergency concern, as a result of which, the countries which suffered cases of infection (including Italy) adopted ad hoc measures to contain the spread of the pandemic, which had relevant impacts on economy and the financial markets.

7.
As a consequence of the spread of the pandemic and the markets’ volatility connected thereto, Campari, as well as the other listed companies, have suffered significant reduction of the shares’ value, resulting in financial market’s anomalies and dislocations which, as of the date hereof, have not been entirely overcome yet. The average market price of Campari’s shares during the months of March and April 2020 was equal to € 6.7046, compared to the withdrawal price, which is the average price of Campari’s shares during the 6 months preceding 18 February 2020. During certain days of negotiation through the month of March 2020, the spread between the Withdrawal Price and the then current stock price was up to approximately €3 per share.

8.
Considering the extraordinary events and that, during the withdrawal period, Campari’s stock price would have been materially lower than the Withdrawal Price, the Board of Directors has resolved to take action to neutralize the potential economic and asset-related negative impacts deriving from the potential exercise of the withdrawal rights by shareholders not supporting the Transaction, also taking into account that some investors could have been tempted to exercise their withdrawal rights purely in order to take opportunistic advantage from such (extraordinary and unforeseeable) market’s conditions.

9.	As provided in the press releases of 16 and 19 March, the Board of Directors in particular:

(i)
has acknowledged that the spread between the Withdrawal Price and the market price of the shares, dramatically depressed by the shock caused by the outbreak, could have caused for the Company a potential «cost» (in light of the implicit capital loss) for each liquidated share (such «cost» being, in fact, the balance between the Withdrawal Price, on the one hand, and the then current market price, on the other hand);

(ii)
has deemed that, irrespective of the Cash Outflow Cap not being exceeded, the completion of the Transaction would have not been anyway in the interest of the Company if it were to cause an unreasonable cost to be borne by the Company expressly determined in such cost that, at the then (16/19 March) specific market’s conditions, would have been caused by the purchase of approximately 3 million shares (since the spread between the Withdrawal Price and the then current market price, in the days before 16/19 March, ranged from €2.33 up to approximately €2.66 per share, by multiplying such spread for 3 million share, the result is, in fact, an amount of approximately €7/8 million) (such threshold of €7/8 million, the Cost Cap); and

(iii)
has anticipated that-even if the Cash Outflow Cap (equal to €150 million) were not exceeded (this being the scenario where the Board of Directors would be under the obligation of closing the Transaction under the terms resolved upon by the extraordinary shareholders’ meeting of 27 March 2020)-an extraordinary shareholders’ meeting would be called so to give the sovereign shareholders’ general meeting the right to revoke the Transaction, once known the overall amount of withdrawals and,  thus, once known both the «cash outflow» expected to liquidate the withdrawn shares (as resulting by multiplying the Withdrawal Price equal to €8.376 for the number of withdrawn shares), and the «cost» connected to such liquidation (as resulting by multiplying the spread between the Withdrawal Price and the then current market price for the number of withdrawn shares).

10.
For sake of clarity: unlike the Cash Outflow Cap which only aims at limiting the potential «cash outflow» and, therefore, exclusively at keeping under control the financial impacts over the Company and the Campari Group, by contrast the Cost Cap was instead determined  in order to identify a reasonable threshold of «cost» to be construed as an economic and asset-related loss, resulting from the fact that the «cash outflow» (no matter how much it may be) is anyway borne to liquidate shares at a value (significantly) higher than the current market price. The «cash outflow» is, indeed, to be calculated by multiplying the number of withdrawn shares for the Withdrawal Price, equal to €8.376; whereas the «cost» is to be calculated by multiplying the same withdrawn shares for the spread between the Withdrawal Price (which is a known item: €8.376) and the current market price (which is an item that will be precisely known only as of the liquidation moment).

11.	In light of the above, the Board of Directors, in order to maintain flexibility and control over both the financial aspects, and the economic and asset-related aspects of the Transaction:

a.
first of all, in case the Cash Outflow Cap were not exceeded, recommended to its shareholders to revoke the Transaction pursuant to Article 2437-bis of the civil code to the extent the liquidation of the withdrawn shares, even if under the Cash Outflow Cap, would have implied a «cost» exceeding the Cost Cap, provided that – of course – pursuant to the law the decision to revoke a resolution is a matter on which the shareholders’ meeting has the sovereign power to decide; and

b.
accordingly, made also clear, that, if the Cash Outflow Cap were exceeded (being in such event the Board of Directors able to control «if» and «how» to complete the transaction in accordance with the resolution of 27 March 2020), it would have not waived the condition precedent to the extent the liquidation of the withdrawn shares would have implied a «cost» exceeding the Cost Cap.

12.
It is highlighted and reiterated that whether the level of «cost» connected to the liquidation of the withdrawn shares (calculated as mentioned above: see paragraph 10) is exceeded or not, will only be known at the time of the liquidation of the withdrawn shares (for further details please refer to paragraph 13. below), such «cost» depending on the performance of Campari’s stock price at that time.

If-by way of example-at the time of liquidation of the withdrawn shares by the Company: (i) the spread between the Withdrawal Price and the market price range from zero up to €0.22, and (ii) the withdrawn shares to be reimbursed by the Company were 37 million (1), then, in such scenario, the Board of Directors would consider to waive the condition precedent since at such conditions, even if the «cash outflow» would exceed the Cash Outflow Cap and precisely would be equal to €310 million (€8.376 multiplied by 37 million), the «cost» related to the economic and asset-related loss would however be in line with the Cap Cost (€0.22 multiplied by 37 million: €8.1 million).

If, instead, the spread between the Withdrawal Price and the market price would exceed €0.22 (any other condition of the example above remaining unchanged), then the “cost” would exceed the Cap Cost and the Board of Directors would therefore consider not to waive the condition precedent (except if the “cost” of the liquidation of the withdrawn shares would be limited within the Cap Cost, for example thanks to third parties investors).

(1)
Although for mere exemplification purposes, the number of shares to be liquidated by the Company is assumed to be equal to approximately 37 million, given that (i) the overall amount of Withdrawn Shares is equal to approximately 46 million and (ii) Lagfin committed to purchase approximately 9 million shares (it is recalled that Lagfin committed to purchase Withdrawn Shares up to €76.5 million and, therefore, considering that the Withdrawal Price is equal to €8.376, it committed to purchase approximately 9 million shares).

13.	With respect to the time of liquidation of the shares – which is relevant for the determination of the «cost» related thereto -, it is hereby noted as follows.

If the New EGM were to be held, the «cost» of the liquidation of the shares related thereto-for the purpose of detailing the recommendation of the Board of Directors on the basis of the criteria described above-would be calculated taking into account: (i) the number of withdrawn shares remained unabsorbed after the Initial Offer, and (ii) the spread between the withdrawal price and the current market price recorded in the last trading days, provided that the recommendation of the Board of Directors will be disclosed in advance of such shareholders’ meeting.

If the New EGM were not to be held, the «cos» of the liquidation of the shares related thereto would be instead calculated only after the completion of the Potential Subsequent Placement, but still on the basis of the said criteria and therefore taking into account (i) the number of withdrawn shares remained unabsorbed after the Initial Offer and the Potential Subsequent Placement, and (ii) the spread between the withdrawal price and the current market price as recorded in the meantime.

1.3.	The amount of withdrawal rights and the procedure of rights’ offer and placement to third parties

14.
On 21 May 2020, the Company communicated the results of the exercise of the withdrawal rights, informing that the withdrawal right was validly exercised in relation to no. 46,007,717 Campari shares (the Withdrawn Shares), equal to approximately 4% of the share capital. Based on the Withdrawal Price, the aggregate withdrawal liquidation price is equal to €385,360,637.59.

15.
Pursuant to Article 2437-quater of the civil code and in accordance with the liquidation procedure provided thereby, the Company started the offer of the Withdrawn Shares to those Campari’s shareholders who did not exercise their withdrawal right, at the same Withdrawal Price (the Initial Offer). The Initial Offer has started on 22 May 2020 and will expire on 21 June 2020, both inclusive. Campari’s shareholders exercising their option rights within the Initial Offer will also be entitled to exercise their pre-emptive right (diritto di prelazione) to purchase the Withdrawn Shares that might remain unsold after the Initial Offer.

16.
In accordance with the applicable laws, if Withdrawn Shares remain unabsorbed after the completion of the Initial Offer, such unabsorbed shares may be offered and sold to third parties (the Potential Subsequent Placement). As communicated on 21 May 2020, the Company may also evaluate further transactions to mitigate the potential cash outlays and cost resulting from the liquidation of such shares.

17.
For further information on the Initial Offer, please refer to the press release and to the notice of rights’ offer of 21 May 2020, available at https://www.camparigroup.com/en/investor/registered-office-transfer.

1.4.	The New EGM

18.
In light of the current market’s conditions, it is realistic to assume that-even accounting for the commitment of the controlling shareholder Lagfin to purchase Withdrawn Shares up to an amount of €76.5 million (please refer to paragraph 1.5. below for further details)-the aggregate liquidation price of the Withdrawn Shares likely to remain unabsorbed after the Initial Offer will significantly exceed the Cash Outflow Cap.

19.
However, unlikely as it may be based on the current market’s conditions, a scenario whereby at the end of the Initial Offer the liquidation price of the unabsorbed Withdrawn Shares ends up being lower than the Cash Outflow Cap, but nevertheless higher than the Cost Cap and so such to generate an unreasonable cost on the Company, cannot be ruled out.

20.
Considering that the results of the Initial Offer will be not known before the end of the Initial Offer (namely, after 21 June 2020), the Board of Directors deems appropriate to nevertheless convene the New EGM, so to give the shareholders the ex post right to cancel the Transaction in light of the potential expected «cash outflow» and the potential «cost» deriving from the liquidation of the withdrawn shares.

21.
Therefore, the New EGM is convened, pursuant to Article 2437-bis, paragraph 3, of the civil code which reads as follows “the withdrawal right may not be exercised, and if it has been already exercised, cease to be of any effect, if, within 90 days, the company revokes the resolution triggering the withdrawal right [omissis]”.

22.
However, if after the Initial Offer the Cash Outflow Cap were exceeded, the condition precedent relating to the Cash Outflow Cap would not be satisfied and the Board of Directors would be able to avoid the completion of the Transaction, thus making the New EGM unnecessary. Therefore, in such case, also taking into account the restrictions relating to the COVID-19 outbreak and the restrictions where such meeting would be held, it is envisaged at this stage that there would be no need to hold the New EGM, and thus the Board of Directors will revoke the call of the New EGM.

23.
On the basis of the timing of the Initial Offer, it is currently envisaged that the Initial Offer’s results will be known around 23 June 2020 and, therefore, that the notice on the potential revocation of the New EGM’s call might be disclosed simultaneously in accordance with the applicable law and regulations.

24.
However, the Board of Directors confirms that, in line with the recommendations indicated in the press releases of 16/19 March 2020, it deems that the completion of the Transaction would not be in the interest of the Company if the «cost» to be borne by the Company in connection with the liquidation of the Withdrawn Shares were higher than the Cost Cap. Therefore:

a.
should the New EGM be confirmed and held, the Board of Directors will recommend to revoke the Resolution to the extent the execution of the Transaction would imply the Cost Cap to be exceeded according to the Board of Directors’ estimate  (the final decision being anyway the responsibility of the New EGM);

b.
should the New EGM be unnecessary, the Board of Directors confirms its intention not to waive the condition precedent related to the Cash Outflow Cap, unless the waiver to such condition precedent (and, therefore, the decision to close the Transaction through the liquidation  of the Withdrawn Shares) would cause a “cost” for the Company not exceeding the Cost Cap (in light, by way of example, of (i) the positive outcome of the Potential Subsequent Placement, (ii) and/or the cancellation and/or reduction of the  spread between the Withdrawal Price and the then Campari’s shares market price and/or (iii) any other relevant circumstance able to mitigate the «cost» to be borne by the Company within the Cost Cap).

In accordance with the obligation to provide adequate and prompt information on the progress of the Transaction and on the term of block (or release) of the Withdrawn Shares, the Board of Directors will be convened within the shortest term technically possible as soon as the results of the Initial Offer are known -and in any case by the first week of July- in order to take all the required decisions on the Transaction.

1.5.	Confirmation of the Transaction’s strategic objectives and confirmation of the controlling shareholder, Lagfin, commitment

25.
The Board of Directors confirms its strong commitment to complete the Transaction, which constitutes one of the pillars of the long-term strategy of Campari Group and acknowledges that 96% of Campari’s shareholders-either by voting in favour of the Transaction, or by not exercising the withdrawal right (despite the unprecedented, unfavourable general macroeconomic environment and the stock price during the withdrawal period being materially lower than the Withdrawal Price)-has nevertheless shown to support the cross-border transformation of the Company.

26.
Considering the strong and solid strategic rationale of the Transaction, in the event that the Transaction cannot be completed for any reason (including if the New EGM revoke the Resolution), the Transaction will be submitted to the shareholders’ approval once again as soon as the market’s and stock price’s conditions will stabilize and cease to be affected by the current extraordinary circumstances.

27.
The controlling shareholder of Campari, Lagfin, confirmed its long-term commitment to the Campari Group and its support to the Transaction. Therefore, except for the occurrence of extraordinary and unforeseeable circumstances (other than the outbreak of COVID-19 and the effects known as at the date hereof), Lagfin confirmed that it will stand by its undertaking to exercise its options rights provided for under article 2437-quater of the civil code to purchase Withdrawn Shares up to an aggregate amount of €76.5 million.

28.
Lagfin also confirmed its support to the decision of the Board of Directors to set limits to the potential cost of the Transaction upon the Company within the Cost Cap and requested to have access to certain information relating to the withdrawing shareholders and has engaged Goldman Sachs International and UBS to explore potential solutions that could permit the completion of the Transaction within the reasonable level of cost upon the Company (as per the Board recommendations) and within a cost deemed tolerable by Lagfin.

2.	Considerations relating to the withdrawal right

1.
Campari’s shares in relation to which the withdrawal right has been exercised during the withdrawal period, ended on 14 April 2020, will have to be purchased by Campari (and by Campari’s shareholders who have purchased shares within the Initial Offer, or within the Potential Subsequent Placement) after the effectiveness of the Transaction, and subject to its completion, at a liquidation price equal to €8.376 per share. As a result, it is deemed that the attendance and voting rights of the Withdrawn Shares can be exercised at the New EGM.

2.
If the Transaction do not close, Withdrawn Shares will continue to be owned by the shareholders who exercised the withdrawal and no payment will be made to such shareholders. It is, further, pointed out that the New EGM is convened pursuant to Article 2437-bis, paragraph 3, of the Civil Code, which provides that withdrawals cease to be of any effect (including the right to receive the liquidation price) if the resolution of the extraordinary meeting of shareholders triggering the withdrawal right (i.e., the extraordinary shareholders’ meeting of 27 March 2020) is revoked.

3.
Shareholders are reminded that, in accordance with the terms of the Transaction, the settlement of the Initial Offer and the payment of the liquidation price to the shareholder which have exercised the withdrawal right is conditional upon the completion of the Transaction, and that, in light of the abovementioned procedures, the Withdrawn Shares will remain blocked until the date falling the 180° day from receipt of the withdrawal notices, except if the New EGM approves the resolution to revoke the Transaction Resolution.

3.	Considerations relating to the shareholders, creditors and employees

1.
The approval of the Proposed Revocation Resolution will have no impact on the considerations relating to Campari’s shareholders’ rights upon effectiveness of the Transaction, as provided in the Transaction Report.

2.
Moreover, the approval of the Proposed Revocation Resolution included in this Report will have no impact on the considerations relating to the creditors, as provided in the Report on the Transaction. In particular, the resolution illustrated in this Report does not entail any negative effect from an asset-related or financial standpoint for Campari.

3.	Lastly, the approval of the Proposed Revocation Resolution included in this Report will have no impact on the considerations relating to Campari’s employees, as provided in the Transaction Report.

4.	Calendar of the main steps of the Transaction

1.	In the light of the above, a summary of the envisaged calendar of the main steps of the Transaction is provided below:

a.	22 May: start of the Initial Offer

b.	21 June: end of the Initial Offer

c.	23 June: results of the Initial Offer, determinations on the Cash Outflow Cap and information regarding the potential revocation of the New EGM

d.	26 June: New EGM (except if the calling of the meeting is revoked)

e.
by 5 July (except if the New EGM will be held and will revoke the Resolution on the Transaction): Campari Board of Directors’ to take decision on the Transaction, including with respect to the Potential Subsequent Placement

f.	by the end of September: term to release the Withdrawn Shares in case of non-completion of the Transaction

2.
The Company will provide information on the activities set out above within the terms provided by applicable laws and regulations, in respect of the utmost fairness and transparency towards its shareholders and the market, which constitute fundamental principles inspiring the Company’s action.

5.	Proposed resolution

The proposed resolution to be submitted to you for your approval is set forth as a schedule to this Report.

Milano, 20 May 2020

On behalf of the Board of Directors of Davide Campari-Milano S.p.A.

The Chairman

Luca Garavoglia

** * **

Proposed resolution

‘The shareholders’ meeting

resolves

(i)
to revoke, pursuant to article 2437-bis of the civil code, the resolution of the extraordinary shareholders’ meeting of 27 March 2020, which approved to transfer and re-domiciliate the Company’s registered office to Amsterdam, the Netherlands, with simultaneous transformation of the Company into a Naamloze Vennootschap (N.V.) governed by Dutch law, with the company name ‘Davide Campari-Milano N.V.’; and

(ii)
to grant to chief executive officer Robert Kunze-Concewitz and chief financial officer Paolo Marchesini, as well as to the director Fabio Di Fede, severally and not jointly, with the right to subdelegate and power to appoint special attorneys, the broadest possible power, without any exclusion or exception, in order to implement this resolution and perform all formalities required to such implementation’.

This is a non-binding English courtesy translation of the Report. The Italian version of the Report is the only official document having legal effects. In case of any discrepancies or differences between the official document in Italian and the English translation, as well as in case of any dispute on the content of the document, the document in Italian shall always prevail.